UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 21 April 2016

Orange completes the acquisition of the mobile operator Tigo in the Democratic Republic of the Congo

Less than three months after signing an agreement with Millicom, Orange announced today that it has completed the acquisition of 100% of the mobile operator Tigo in the Democratic Republic of the Congo (DRC).

The mobile market in the DRC is undergoing significant growth and is currently the largest mobile market in Central and West Africa, after Nigeria. With a population of more than 80 million people and a relatively low mobile penetration rate of 50% of the population, the country offers considerable growth potential for Orange. The consolidation of Orange’s and Tigo’s operations in the DRC will enable Orange to strengthen its presence in the country.

Commenting on this agreement, Bruno Mettling, Deputy Chief Executive Officer of Orange in charge of Operations in Africa and the Middle East, said: “We are extremely happy to announce the completion of the acquisition of Tigo by Orange DRC in a market marked by very strong growth potential. Through this strategic investment, Orange confirms its ambition to reinforce its presence in the Democratic Republic of the Congo and accelerate the conditions in which it can develop its services through this consolidation.”

This acquisition illustrates Orange’s development strategy in Africa where almost one in ten people are already customers. In this zone, the Group aims to reinforce its positions as a leader in the countries in which it is present.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 156,000 employees worldwide at 31 December 2015, including 97,000 employees in France. Present in 28 countries, the Group has a total customer base of 263 million customers worldwide at 31 December 2015, including 201 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

ORANGE

Date: April 21, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations